UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EMPIRE RESORTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

RALPH J. BERNSTEIN

235 Baldwin Rd.

Mt. Kisco, NY 10549

(917) 650-4444

copies to

Raymond Y. Lin, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, NY 10021

(212) 906-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph J. Bernstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,246,243

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,246,243

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,243 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.52%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Empire Resorts, Inc., a Delaware corporation (“Empire").  The principal executive offices of Empire are located at c/o Monticello Raceway, Route 17B, Monticello, NY 12701.

Item 2.	Identity and Background

The person filing this statement is Ralph J. Bernstein, a United States citizen (the “Reporting Person”), whose business address is 235 Baldwin Rd. Mt. Kisco, NY 10549.  The Reporting Person is in the business of real estate investment and the investing in securities.  The Reporting Person is a general partner of Americas Partners, 6663 Casa Grande Way, Del Ray Beach, FL 33446.  The principal business of Americas Partners is real estate investment.  The Reporting Person is also a director of Empire.  The Reporting Person previously filed a statement on Schedule 13D jointly with Americas Tower Partners and Joseph E. Bernstein on January 23, 2004 (the “Prior Schedule 13D”).

During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As reported on the Prior Schedule 13D, Americas Tower Partners acquired 6,599,294 shares of Common Stock of Empire as consideration for its contribution of interests in Monticello Casino Management, LLC, Mohawk Management, LLC, Monticello Raceway Management, Inc. and Monticello Raceway Development Company, LLC pursuant to the Amended and Restated Securities Contribution Agreement, dated as of December 12, 2003, by and among Empire, Alpha Monticello, Inc., Catskill Development, L.L.C., Americas Tower Partners, Monticello Realty L.L.C., Watertone Holdings, LP, New York Gaming, LLC, Fox-Hollow Lane, LLC, Shamrock Strategies, Inc., Clifford A. Ehrlich, BKB, LLC, Robert A. Berman, Philip B. Berman, Scott A. Kaniewski, Kaniewski Family Limited Partnership and KFP Trust.

On June 2, 2004, Americas Tower Partners distributed its holdings in Empire, consisting of 6,599,294 shares of common stock, to its partners and various donees, of which 2,221,243 shares of common stock were distributed to the Reporting Person.  Mr. Bernstein holds options that are exercisable into 25,000 shares of Common Stock of Empire.

Item 4.	Purpose of Transaction

The Reporting Person has no present plans or proposals with respect to the matters set forth in Item 4 of Schedule 13D, other than in connection with his activities as a director of Empire. The Reporting Person may from time to time, depending on economic and market conditions and other factors, consider one or more of such matters, including, without limitation, acquiring additional shares of Common Stock of Empire or disposing of shares of Common Stock of Empire, subject to applicable law.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 2,221,243 shares of common stock and options to acquire 25,000 shares of common stock, constituting, in the aggregate, approximately 8.52% of Empire’s outstanding common stock as reported in its Quarterly Report on Form 10-QSB for the quarter ending September 30, 2004.

(b) The Reporting Person has sole power to vote and to dispose or to direct the disposition of all of such shares of Common Stock of Empire beneficially held by him.

(c)  On June 2, 2004, Americas Tower Partners distributed its holdings in Empire consisting of 6,599,294 shares of common stock, to its partners and various donees, of which 2,221,243 shares were distributed to the Reporting Person.  Except as described elsewhere in this Schedule 13D, the Reporting Persons has not effected a transaction in shares of Common Stock of Empire during the past 60 days.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 12, 2004, the Reporting Person entered into a voting agreement (the “Voting Agreement”) with Concord Associates Limited Partnership (“Concord”) and Sullivan Resorts LLC (“Sullivan,” and together with Concord, the “Transferors”) pursuant to which the Reporting Person agreed to vote all shares of common stock of Empire then owned or subsequently acquired, or over which the Reporting Person has voting power (together, the “Shares”), in favor of the adoption of that certain Letter Agreement, dated November 12, 2004, between Empire and the Transferors (the “Letter Agreement”), the consummation of the transactions contemplated by the Letter Agreement (the “Contemplated Transactions”), including, without limitation, the transfer of certain resort properties in the Catskills to Empire by the Transferors in exchange for 18,000,000 shares of Empire’s common stock, and any action reasonably required in furtherance of the Contemplated Transactions, and against any actions inconsistent with the foregoing.  The Reporting Person further agreed to vote his Shares against any proposal or offer with respect to (a) (i) a merger, reorganization, share exchange, consolidation or similar transaction involving Empire or any of its subsidiaries, (ii) any purchase of an equity interest representing an amount equal to or greater than a 15% voting or economic interest in Empire and its subsidiaries taken as a whole or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of Empire and its subsidiaries taken as a whole, (b) any alternative transaction involving the acquisition by Empire of hotel, gaming, recreational or resort properties in the Catskills, (c) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Empire under the Letter Agreement or that would reasonably be expected to result in any of the conditions to the obligations of the parties under the Letter Agreement not being fulfilled, and (d) any other matter that would reasonably be expected to prevent, interfere with or delay consummation of the Contemplated Transactions, including any transaction that would result in a breach of the Letter Agreement by Empire.

Subject to certain exemptions, the Reporting Person also agreed that from and after November 12, 2004 until the first to occur of (1) the ninety-first (91st) day thereafter, or (2) the record date fixed by Empire for a stockholders meeting with respect to the Contemplated Transactions, not to directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, “Transfer”), or agree or contract to Transfer, any Shares (or any interest therein, including as a trustee or in a similar fiduciary capacity).  Finally, under the Voting Agreement, the Reporting Person granted the Transferors an irrevocable proxy with respect to the following matters that may be presented to the stockholders of Empire: (i) votes or consents with respect to the Letter Agreement and the Contemplated Transactions; (ii) votes or consents with respect to any other matter relating to the consummation of the Contemplated Transactions with respect to which the Reporting Person may be entitled to vote; (iii) votes or consents with respect to any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Empire under the Letter Agreement or that would reasonably be expected to result in any of the conditions to the obligations of the parties under the Letter Agreement not being fulfilled; (iv) votes or consents with respect to any other matter that would reasonably be expected to prevent, interfere with or delay consummation of the Contemplated Transactions, including any transaction that would result in a breach of the Letter Agreement by Empire; (v) votes or consents relating to any other material change in the corporate structure or business of Empire; (vi) votes or consents in favor and approval of the matters the Reporting Person agreed to vote in favor of under the Voting Agreement; and (vii) votes or consents against the matters the Reporting Person agreed to vote against under the Voting Agreement.

The Voting Agreement shall terminate upon the first to occur of (a) the date of termination of the Letter Agreement and (b) the date on which the Contemplated Transactions are consummated.

The Voting Agreement is filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.  The foregoing description of the terms and conditions of the Voting Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

Item 7.	Material to Be Filed as Exhibits
(1) Voting Agreement, dated as of November 12, 2004, by and among Mr. Ralph Bernstein, Concord Associates Limited Partnership and Sullivan Resorts LLC.

Signature

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

January 4, 2005
Date
/s/ Ralph J. Bernstein
Signature
Ralph J. Bernstein
Name/Title

Exhibit Index

Exhibit Number	Title
1.	Voting Agreement, dated as of November 12, 2004, by and among Mr. Ralph Bernstein, Concord Associates Limited Partnership and Sullivan Resorts LLC.